NEWS RELEASE

Canarc Resource and Pan American Goldfields Sign Letter of Intent With Respect to a Business Combination

Canarc Announces CA$2.2 Million Private Placement Financing

Vancouver, Canada – February 24, 2014 – Canarc Resource Corp. (“Canarc” or the “Company”) (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) is pleased to announce the signing of a letter of intent (the “Letter of Intent”) with Pan American Goldfields Ltd. (“Pan American”) (OTCQX U.S.: MXOM) with respect to a business combination whereby Canarc may acquire all of the outstanding common shares of Pan American (the “Transaction”).

The main asset of Pan American is its interest in the La Cieneguita mine properties located in Chihuahua State, Mexico. Pan American, together with its partner operator, Minera Rio Tinto SA de CV (“MRT”) is in pilot production at its gold-silver mine at La Cieneguita whereby Pan American receives 35% of net cash-flow from production. Subject to due diligence, Canarc and Pan American are of the view that the mine can potentially be modernized and expanded in phases to become a core asset of the combined Company.

The Proposed Transaction

The structure of the proposed Transaction remains subject to review and consultation by the parties; however, the Letter of Intent anticipates that Canarc would acquire all of the outstanding common shares of Pan American (the "Shares") and that the shareholders of Pan American would receive 0.82 (the “Exchange Ratio”) of a common share of Canarc and 0.25 of a warrant of Canarc (each whole warrant being a “Warrant”) for each Share held. The proposed Exchange Ratio implies a 25% premium to the volume weighted average price of the Shares over the last 20 trading days and accounts for the USD to CAD currency conversion. Each Warrant would be exercisable to purchase one common share of Canarc at an exercise price equal to $0.15 for a period of 3 years.

Pan American has granted Canarc a 130 day period of exclusivity (the “Exclusivity Period”) to complete its due diligence and negotiate a definitive agreement with respect to the Transaction. The Letter of Intent terminates on June 30, 2014 unless terminated earlier by either party as a result of its due diligence.

Pursuant to the terms of the Letter of Intent, Canarc has agreed to pay US$100,000 (the “Funds”) to Pan American, following TSX approval. Pan American has agreed to repay the Funds to Canarc in the event that (a) Canarc terminates the Letter of Intent or determines not to proceed with the Transaction as a result of its due diligence; or (b) Pan American terminates the Letter of Intent or determines not to proceed with the Transaction for any reason.

Canarc plans to use commercially reasonable efforts to raise up to US$1.8 million in working capital financing pursuant to a private placement. In the event that the private placement is completed, the parties have agreed to negotiate an interim loan facility (the “Loan”). Under the Loan, Canarc would lend Pan American up to a total of US$250,000 prior to closing of the Transaction.

Following the completion of the Transaction, Pan American will have the right to nominate two persons to the board of directors of the combined company. The remainder of the board will be nominees of Canarc.

The Transaction remains subject to the parties negotiating and entering into a definitive agreement by June 30, 2014. Entering into a definitive agreement with respect to the Transaction will be subject to, among other things: (a) each party being satisfied in its sole discretion as to the results of its due diligence review, and (b) approval of the board of directors of each party. The definitive agreement will include customary provisions and deal protections, including receipt of all necessary consents and approvals, including all required stock exchange and shareholder approvals.

The Board of Directors of Canarc and the Strategy Committee of Pan American Board of Directors have approved the proposed transaction.

Bradford Cooke, Chairman and Founder of Canarc, commented: “Today’s announcement marks an important step forward that will potentially transition Canarc into a growing gold-silver producer in the near term. The proposed transaction represents a great opportunity for both Canarc and Pan American shareholders to benefit from the combination of Pan American’s largely untapped asset at La Cieneguita and Canarc’s seasoned management team of mine finders, builders and operators. I believe this is truly an accretive transaction for both Canarc and Pan American shareholders where one plus one equals three."

Mr. Catalin Chiloflischi, CEO of Canarc, stated: “I would like to thank the Pan American management team and board of directors for their confidence in our ability to grow the Cieneguita Mexico mine into a profitable producing asset for the benefit of our combined shareholders, stakeholders, employees and the local community at La Cieneguita. We look forward to leveraging our team’s mine building and operating expertise in order to transition Canarc into a successful producing gold-silver mining company.”

Mr. Emilio Alvarez, CEO of Pan American said: “After an extensive review of options following the AGM last year, Pan American believes that the business combination with Canarc will realise the full potential of the La Cieneguita mine project, particularly given the challenging times almost everyone in the junior resource sector is facing."

Bruno Le Barber, Director and Member of Pan American's Strategy Committee added, "We are very pleased to partner with the knowledgeable and experienced management team at Canarc. Their Chairman, Mr. Bradford Cooke, is also the founder and CEO of Endeavour Silver, asuccessful silver mining company with three operating mines in Mexico. He has taken it from a start-up to a significant mid-tier producer within 10 years listed on the TSX and NYSE with a market cap of over $600 million today. We believe that Canarc's ambitious strategy of acquiring production opportunities together with the development of the New Polaris Project in British Colombia will deliver substantial value to Pan American shareholders.”

La Cieneguita Highlights

•	Four concessions totalling 822 hectares, located in the state of Chihuahua, Mexico only 20Km from Goldcorp’s El Sauzal mine, with roads and infrastructure in place;
•	Measured and Indicated Mineral Resources of 509,800 ounces of gold, 37.6 million ounces of silver, 120.1 million pounds of lead and 191.7 pounds of zinc;
•	Inferred Mineral Resources of 352,200 ounces of gold, 21 million ounces of silver, 67.2 million pounds of lead and 111.2 pounds of zinc;
•	Open pit gold-silver mine currently operating at 700 tpd producing gold-silver concentrates since 2010; and
•	The proposed business combination will maximise Cieneguita’s value for both Canarc and Pan American shareholders, with a potential to create a combined company with significant benefits.

Canarc has not yet independently verified Pan American’s NI 43-101 reserves and resources nor its preliminary economic assessment, available on www.sedar.com, nor the production numbers and therefore is not relying on them at this stage (see Pan American reserve/resource and PEA NI 43-101 reports on SEDAR). Canarc plans to complete a more detailed assessment of the La Cieneguita reserves and resources, mine operations and plan, and economic performance in order to complete its own NI 43-101 reports and develop its own long term growth plan in order to provide future guidance on reserves and resources, gold and silver production, capital and operating costs, and exploration programs and budgets after closing.

Transaction Rationale for Canarc

•	Potential to transition Canarc into a producer over the near term;
•	Near term access to cash flow to facilitate growth;
•	Potential to increase Canarc’s total gold equivalent resources; and
•	Potential to grow into a mid-tier gold producer over the medium term.

Transaction Rationale for Pan American

•	Participation by Pan American shareholders in the upside potential of both Pan American’s La Cieneguita gold mine project and Canarc’s New Polaris gold mine project;
•	Pan American shareholders would own shares in a larger company with two gold projects located in mining favorable jurisdictions (Canada and Mexico);
•	Access to a proven team of mine finders, builders and operators is a key to success at La Cieneguita; and
•	Improved financial standing, significantly improved liquidity and a combined broader access to capital.

Advisors

•	Canarc retained Blake, Cassels & Graydon LLP as its legal advisor.
•	Pan American retained Emerging Markets Capital Limited as its structurer.

Financing

Canarc also announces that it is arranging, on a best efforts basis, a private placement to raise up to CA$2.2 million. The private placement will be of up to 22 million units priced at CA$0.10 per unit and may be partially brokered, at the Company’s discretion. Each unit will be comprised of one common share and one half of a common share purchase warrant, each full warrant giving the holder the right to purchase one additional common share at a price of CA$0.15 within a three year period. The Company may pay up to 7% commission in cash or units to appropriate brokers and finders for arranging this financing.

The aforementioned transaction and private placement are each subject to Toronto Stock Exchange approval. The shares and warrants will be subject to a four month plus one day hold period.  The net proceeds of the unit private placement will be used for working capital purposes.

“Catalin Chiloflischi”

____________________

Catalin Chiloflischi, CEO

CANARC RESOURCE CORP.

Qualified Person – Garry Biles, P. Eng., President&COO for Canarc Resource Corp, is the Qualified Person who reviewed and approved the contents of this news release.

About Canarc Resource Corp. - Canarc is a growth-oriented, gold exploration and mining company listed on the TSX (CCM) and the OTC-BB (CRCUF).  The Company is currently seeking a partner to advance its core asset, the 1.1 million oz, high grade, underground, New Polaris gold mine project in British Columbia, to feasibility. Canarc is also seeking to acquire an operating or pre-production gold mine in the Americas.

About Pan American Goldfields Ltd.

Pan American Goldfields is a precious metals mining and exploration company. Its focus is the production of gold and silver and the development and expansion of its La Cieneguita mine in Mexico's prolific Sierra Madre gold-silver belt.

For More Information - Please contact:

Catalin Chiloflischi, CEO

Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744

Email: info@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the potential Transaction, the completion of a private placement, the benefits of the potential Transaction, the merits of the mineral properties of Canarc and Pan American, the future performance of Canarc and Pan American, mineral resource estimates and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to the Company's ability to negotiate a definitive agreement with Pan American and complete the Transaction, the Company's ability to complete a private placement, uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Forward-looking statements are based on assumptions that the Company believes to be reasonable, including expectations regarding the ability of the Company to negotiate a definitive agreement with Pan American and complete the Transaction, the ability of the Company to complete a private placement, the merits of the mineral properties of the Company and Pan American, the accuracy of the mineral resource estimates of the Company and Pan American, mineral exploration and development costs; expected trends in mineral prices and currency exchange rates; that the Company's activities will be in accordance with the Company's public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained and that there will be no significant disruptions affecting the Company or its properties.